June 3, 2016

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Craig D. Wilson

Re: Black Knight Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed April 27, 2016
File No. 001-37394

Ladies and Gentlemen:

Black Knight Financial Services, Inc. ("Black Knight" or the "Company") is writing in response to the Staff’s comment letter dated May 26, 2016 with respect to the above-referenced filings. Black Knight believes this letter responds fully to the Staff’s comments and provides supplemental information as requested.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Selected Financial Data

Selected Quarterly Financial Data of Black Knight and BKFS LLC (Unaudited), page 29

1.
Explain how your disclosure complies with the requirement in Item 302(a)(1) of Regulation S-K to disclose net income (loss), in addition to net income (loss) attributable to the registrant. Ensure that you present consistent measures of net income (loss) for each of the years presented. In this regard, we note that you present an after tax measure of net (loss) earnings from continuing operations for 2014 and a measure of net earnings from continuing operations before income taxes and noncontrolling interests in 2015 and you present net (loss) earnings before the attribution to noncontrolling interests in 2014 and after net earnings attributable to noncontrolling interests in 2015. Tell us what consideration you gave to disclosing net earnings for each of the quarterly periods in 2015.

The Company acknowledges the Staff's comment and respectfully advises the Staff that Black Knight was established during 2015, and as a result, all comparative financial data for 2014, including quarterly periods, relate to the Company’s predecessor, Black Knight Financial Services, LLC ("BKFS LLC"), which did not have noncontrolling interests. For this reason, we only presented Net (loss) earnings from continuing operations and Net (loss) earnings for 2014. (See Note (1) Basis of Presentation in the Company’s 2015 Form 10-K for further details on Black Knight’s company structure and the 2015 initial public offering.)

The Company respectfully advises the Staff that we will include Net earnings for each of the quarterly periods in 2015 in future filings.

Securities and Exchange Commission
June 3, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 39

2.
In your discussion of the change in Technology segment revenues in the year ended December 31, 2015 compared to year ended December 31, 2014, we note that you identify multiple factors that contributed to the change. Tell us what consideration you gave to quantifying the magnitude of each factor. Your discussion should also quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. In this regard, and considering the impact that the volume of loans has on your business as noted from your disclosure regarding Mortgage Originations on page 33, ensure that you disclose the number of loan counts in each period presented. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release 33-6835. Consideration should also be given to your disclosures in your quarterly reports on Form 10-Q.

The Company acknowledges the Staff's comments and respectfully advises the Staff that we will revise this discussion in future filings to include quantifying the magnitude of the various factors that we cite as driving changes in segment revenues as well as quantifying material changes in segment revenues that are attributable to changes in price or changes in volume. An example of this revised disclosure is provided below. New items are included in bold font.

"Technology segment revenues were $756.2 million in the year ended December 31, 2015 as compared to $695.5 million in the 2014 period, an increase of $60.7 million or 9%. Our servicing technology business had revenue growth of 4%, which was primarily driven by a 4% increase in average loan volume on MSP as well as annual price increases and higher usage and communication fees. Our origination technology business had revenue growth of 35%, primarily driven by an $18.4 million increase in professional services as well as increased processing revenues from loan origination systems' clients and revenues from Closing Insight clients."

The Company further advises the Staff that we will also include in future filings the number of active loans on our mortgage servicing platform for each period presented. With respect to our loan origination systems, we do not believe that disclosure of loan volumes is necessary because many of our client contracts contain volume minimums, and thus loan counts for this part of our business may not be a driver of revenue. See page 33 of our Form 10-K for the fiscal year ended December 31, 2015 for disclosure regarding our loan origination systems contracts and related volume minimums.

Notes to Consolidated and Combined Financial Statements

Note (1) Basis of Presentation

Organizational Transactions, page 56

3.
We note from disclosures elsewhere in your filing that you are required to make tax distributions to the other holders of membership interests in BKFS LLC. Tell us what consideration you gave to addressing the terms and conditions of this tax distribution obligation in your notes to financial statements and within the Contractual Obligations disclosure on page 46.

The Company acknowledges the Staff's comments and respectfully advises the Staff that we do not believe that the nature of the tax distributions falls within the Contractual Obligations disclosure requirements.

BKFS LLC is generally treated as a partnership for income tax purposes. The taxable income of BKFS LLC is allocated to its members, including Black Knight, and the members are required to reflect on their own income tax returns the items of income, gain, deduction and loss and other tax items of BKFS LLC that are allocated to them. BKFS LLC makes tax distributions to its members in order to enable them to pay taxes on their allocable share of BKFS LLC’s taxable income. Tax distributions are calculated based on allocations of income to a member for a particular taxable year without taking into account any losses allocated to the member in a prior taxable year. This practice is consistent with IRS regulations. Subject to certain reductions, tax distributions are generally made based on an assumed tax rate equal to the highest combined marginal

Securities and Exchange Commission
June 3, 2016

federal, state and local income tax rate applicable to a U.S. corporation. The Company is not able to disclose tax distribution amounts for future calendar years because they are based on future Company performance and thus are not yet fixed and determinable.

The Company respectfully advises the Staff that in future filings we will include the requirements, terms and conditions in a new equity footnote. An example of this disclosure is provided below:

"The taxable income of BKFS LLC is allocated to its members, including Black Knight, and the members are required to reflect on their own income tax returns the items of income, gain, deduction and loss and other tax items of BKFS LLC that are allocated to them. BKFS LLC makes tax distributions to its members in order to enable them to pay taxes on their allocable share of BKFS LLC’s taxable income. Tax distributions are calculated based on allocations of income to a member for a particular taxable year without taking into account any losses allocated to the member in a prior taxable year. This practice is consistent with IRS regulations. Subject to certain reductions, tax distributions are generally made based on an assumed tax rate equal to the highest combined marginal federal, state and local income tax rate applicable to a U.S. corporation."

Form 8-K filed April 27, 2016

Exhibit 99.1

4.
Please ensure that your future presentations of non-GAAP measures are not given more prominence than the most directly comparable GAAP measures. In this regard, the columnar format of the reconciliations of GAAP Net Earnings to non-GAAP measures on page 9 appears to attach undue prominence to a statement based on non-GAAP measures. Please remove the presentation in future filings, or explain to us in reasonable detail why its retention is justified. As a substitute for this presentation format, consider presenting separate reconciliations for those individual non-GAAP measures discussed within the text of your earnings release.

The Company acknowledges the Staff's comments and respectfully advises the Staff that we will revise this disclosure in future presentations to include separate reconciliations for each non-GAAP measure discussed. An example of this new presentation is provided below:

	Three Months Ended March 31,
	2016	2015
GAAP revenues	$241.9	$227.2
Deferred revenue adjustment	2.3	2.4
Adjusted Revenues	$244.2	$229.6

GAAP net earnings	$33.1	$14.5
Depreciation and amortization	48.2	45.9
Interest expense	16.8	30.8
Income tax expense	6.2	0.1
Equity-based compensation	2.7	1.8
Deferred revenue adjustment	2.3	2.4
Other expense, net	0.8	—
Member management fees	—	2.2
IPO costs	—	0.4
Discontinued operations, net of tax	—	0.1
Adjusted EBITDA	$110.1	$98.2

Securities and Exchange Commission
June 3, 2016

New presentation, continued
	Three Months Ended March 31,
	2016	2015

GAAP earnings from continuing operations	$33.1	$14.6
Depreciation and amortization adjustment	19.8	20.9
Equity-based compensation	2.7	1.8
Deferred revenue adjustment	2.3	2.4
Member management fees	—	2.2
IPO costs	—	0.4
Interest expense adjustment	—	14.5
Income tax adjustment	(17.9)	(21.5)
Other	0.9	—
Pro Forma Adjusted Net Earnings from Continuing Operations / Adjusted Net Earnings from Continuing Operations	$40.9	$35.3

Adjusted Net Earnings Per Share from Continuing Operations	$0.27

Weighted Average Adjusted Shares Outstanding	152.6

Securities and Exchange Commission
June 3, 2016

Conclusion
Black Knight believes that the above responds fully to the comments of the Staff and intends to address all comments in future filings.

Black Knight acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me (904) 527-4470 if you would like additional information or if the Staff has additional comments.

Very truly yours,

/s/ Kirk T. Larsen
Kirk T. Larsen Executive Vice President and Chief Financial Officer

cc:
Thomas J. Sanzone
President and Chief Executive Officer

Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary